UNITED STATES
                            SECURITIES AND EXCHANGE COMMISION

 Washington D.C. 20549

                                            SCHEDULE 14D-1

Tender offer statement pursuant to section 14(d) of the Securities Exchange Act of 1934


         (Amendment No.)

STRATOSPHERE CORPORATION
________________________________________________________________
__________
              (Name of Subject Company [Issuer])

CONTINENTAL WELLNESS CASINOS, INC.
________________________________________________________________
______
Bidder)
Common Stock
________________________________________________________________
______
(Title of Class Securities)
863106100
________________________________________________________________
______
(CUSIP Number of Class Securities)
American Securities Transfer & Trust, Inc. Box 1596, Denver, CO
80201
________________________________________________________________
______
(Name, address and Telephone Numbers of Person Authorized to
Receive
Notices and Communications on behalf of Bidder)

Calculation of Filing Fee
Transaction
                                                Amount of
filing fee
valuation *   $17,517,931.00
                                         $3,503.58

* Set forth the amount on which the filing fee is calculated and state how it was determined


------- Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                               None



Form of Registration No.:               CIK 0000887531



Filing Party:                         CONTINENTAL WELLNESS
CASINOS, INC.

Date Filed :                            October 15, 1997

Note:   The remainder of this cover page is only to be
completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
         Securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1747 (7-97)
Potential persons who are to respond to the collection of
information contained in
this form
Previous editions obsolete                       are not
required to respond unless the form displays a currently valid OMB control number.







1)  Name of Reporting Persons      CONTINENTAL WELLNESS
CASINOS, INC.

    I.R.S. Identification Nos. of Above Persons (entities
only).       84-068-7501





2)  Check the Appropriate Box if a Member of a Group (See
Instructions)
              (a)                                          Not
Applicable


(b)








3)  SEC Use Only







4)  Sources of Funds (See Instructions)              WC &   OO


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f).




6)  Citizenship or Place of Organization
Colorado Corporation






7)  Aggregate Amount Beneficially Owned by Each Reporting
Person     None






8)                   Check if the Aggregate Amount in Row 7
Excludes Certain Shares (See
Instructions).    Not Applicable





9)  Percent of Class Represented by Amount in Row 7
 Not Applicable






10) Type of Reporting Person (See Instructions)
        CO























                                       2




Item 1.  Security and Subject Company

         (a)  Stratosphere Corporation
              2000 Las Vegas Boulevard South
              Las Vegas, Nevada 89104

         (b)  58,393,105 shares of Registrant's Common Stock

         [c]   The Company owns and operates the Stratosphere
Tower, Casino
& Hotel ("Stratosphere")
                                a major  destination resort
containing a fully integrated
casino/hotel, observation tower and
       entertainment complex.  The
high price of the securities is $0.36 and the low was $0.25.
The
    Company was delisted from the Pacific Stock Exchange and the NASDAQ
National Exchange,
however the Company is appealing the
NASDAQ National Exchange delisting but the chances
                    to stay
listed are very low.

Item 2.  Identity and Background

         [a] Continental Wellness Casinos, Inc. , a Colorado corporation.

         [b]  1820 E. Garry Avenue, Suite # 109, Santa Ana,
California 92705.

         [c] The Company is engaged in the mining and production of precious metals, Life Extension
              Health Programs and hotel and casinos operations in the future.

         [d]  Not applicable.

         [e] No criminal proceedings or traffic violations or similar misdemeanor has occurred.

         [f] No civil proceedings against the Company has taken place.

         [g]  United States of America citizenships.

Item 3.  Past Contacts, Transactions or Negotiations with the
Subject Company.

         [a]  None has taken place.










                                  3





              [1]  Not applicable

              [2]  Not applicable

              [b]  None has taken place

Item 4.  Source and Amount of Funds or Other Consideration

         [a] From gold reserves owned by the Company and by the exchange of Company Common Stock.

         [b]  No funds will be borrowed by the Company.

              [1]  Not applicable
              [2]  Not applicable

         [c]  Not applicable

Item 5.  Purpose of Tender Offer and Plans or Proposals of the
Bidder

         The purpose or purposes of the tender offer is for our Company to convert the hotel into a Life
              Extension Membership Club and pre-sell all the rooms to our members on a pre-paid basis therefore producing great amounts of revenues which will liquidate all outstanding debt of the issuer.

         [a]  No merger, reorganization or liquidation
involving the subject
company or any of its
                   subsidiaries will occur.
         [b]  None will take place.
         [c]  Some of the directors and management will take
place to make
the business better.
         [d]  None will take place.
         [e]  Not applicable.
         [f]  The securities are already delisted or in the
process of being
delisted from the exchanges that                 They traded.
         [g]  Not applicable.

Item 6.  Interest in Securities of the Subject Company

         [a]  As of March 21, 1997      58,393,105 shares of
the Registrant's
Stock were outstanding. The
              aggregate market value of the Common Stock held
by non-
affiliates of the Registrant on such             date based
upon the sale
price of the Common Stock reported by NASDAQ on March 21, 1997 was $36,919,744.

         [b]  No information available to us by the issuer.


              1.   Not applicable





                                       4





              2.  Not applicable


Item 7. Contracts, Arrangements, Understanding or Relationship with Respect to the Subject Company's
         Securities.

         None of the above the bidder has been involved with.

Item 8.  Persons retained, employed or to be compensated

         American Securities Transfer and Trust, Inc.
         P.O. Box 1596
         Denver, Colorado 80201

         Will be compensated for doing the Tender Offer on behalf of the bidder for a compensation from
         $7,500.00 to $10,000.00 depending on the time taken for the tender offer.

Item 9.  Financial Statements of Certain Bidders

         Financial Statements of the bidder enclosed herewith.

         1.   Audited Financial Statement of the bidder dated
October 31,
1996.

              [a] Unaudited Financial Statement of the bidder dated July
31, 1997.

         2.   The above Financial Statements are the same as
filed with the
Commission as Securities and                Exchange Commission
Form 10-K
and 10-Q in accordance with the requirements of section
    13[a]
or 15[d] of the Act.


Item 10.      Additional Information

              [a] No material contracts, arrangements, understandings, or relationships between the bidder or anyone exists.

              [b] Applicable regulatory requirements have been complied to.

              [c]  Not applicable

              [d]  Not applicable

              [e]  None pending

              [f]  The bidder intends to exchange the issuer's
Common
Stock for Gold Certificates with
                   maturity of three years and bearing interest at the rate of Ten Percent payable annually in the arrear and the price of gold floor at $330.00 per
troy ounce or the bidder will
                   exchange one of the Bidder's Common share for twenty of the Issuer's Common shares
                   Remembering that if the Common Stock is
delisted from
the NASDAQ National Market
                   the shares will have no price and at present they have a negative net worth.

    5












CONTINENTAL WELLNESS CASINOS, INC.


BALANCE SHEETS


OCTOBER 31, 1996 AND OCTOBER 31, 1995
























CONTINENTAL WELLNESS CASINOS, INC.

OCTOBER 31, 1996 AND OCTOBER 31, 1995


CONTENTS




            Pages

Independent Auditor's Report                     1


Financial Statements


    Balance Sheets                          2


    Notes to Financial Statements                   3 - 5





























         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Continental Wellness Casinos, Inc.
Laguna Hills, California


I have audited the accompanying balance sheets of Continental Wellness Casinos, Inc.
as of October 31, 1996 and October 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the balance sheets referred to above present fairly, in all material respects , the financial position of Continental Wellness
Casinos, Inc. as of October
31, 1996 and October 31, 1995 in conformity with generally accepted accounting principals.



(S)      LUIS R. HIDALGO
           LUIS R. HIDALGO

Certified Public Accountant


November 29, 1996

2056 Stevely Avenue
Long Beach, Ca. 90815

Tel. (310) 430-4249 Fax (310) 430-3382














CONTINENTAL WELLNESS CASINOS, INC.

BALANCE SHEETS
October 31, 1996 and October 31, 1995



    1996                        1995

(Dollars In Thousands)

ASSETS

Gold in storage (Note 2)
 $ 27,317
                         $ 27,317

Deferred charges and other assets
Deferred mining exploration costs (Note 3)
3,253                                   3,253
Deferred promotion and operating expenses

112                                    -

Total assets                                                  $
30,682                               $ 30,570

LIABILITIES AND STOCKHOLDERS' EQUITY

Loans Payable-Note 12                                      $

31

STOCKHOLDER'S EQUITY

Common Stock, Class "A" $0.003 par value
Authorized shares -500,000,000 in 1996;
100,000,000 in 1995
Issued and outstanding-90,028,877 in 1996;
38,803,405 in 1995                                         $

270      $   116

Common stock, Class "B" no par value
Authorized shares-50,000,000 in 1996 and 1995.
Issued and outstanding-3,266,960 in 1996 and 1995

 33                             33
Capital in excess of par

30,348                      30,421


Total Stockholders' equity
 $
30,651

Total Liabilities and Stockholders' Equity
 $
30,682                 $   30,570


See accompanying notes to Financial Statements.


                                            2



CONTINENTAL WELLNESS CASINOS, INC.
PRO-FORMA


PROFIT AND LOST STATEMENT
PRO-FORMA


PROFIT AND LOST STATEMENT
AS OF OCTOBER 31, 1996
(Dollars in Thousands)


EARNINGS:

    Life Extension Membership Club                    $100,000

    Maxim Hotel and Casino Las Vegas, Nevada
75,000

    Gold and Silver Mines Properties
150,000

         Total Earnings                          350,000

EXPENSES:

    Life Extension Membership Club
61,704

    Maxim Hotel and Casino Las Vegas, Nevada
41,200

    Gold and Silver Mines Properties
41,200


         Total Expenses                              154,858


PROFIT OR LOSS
195,142









                                  2a






CONTINENTAL WELLNESS CASINOS, INC.
NOTES TO FINANCIAL STATEMENTS

October 31, 1996


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Description of Business - The Company is engaged in the
mining development
industry. Since October 22,       1974, the Company has owned
and operated
thirty-nine (39) mines and one (1) mill site at Quincy, Plumas
    County, California, and is engaged in the exploration of
said mines for the
production of precious metals like     gold and silver. The
Company also applied
for a license in Las Vegas, Nevada to conduct Life Extension programs and to operate hotels and casinos.

    Currency Transactions - There are no assets and liabilities of operations outside the United States which need to be translated into U.S. dollars using exchange rates.

    Development Costs - The Company will not capitalize property taxes on its mining properties until the mines are ready for operation and development.

2.  GOLD IN STORAGE AT BONDED WAREHOUSE:
    On October 9, 1990, the Company deposited at NDS, United
States Customs
Bonded Warehouse located at       19801 SO. Santa Fe Ave.,
Rancho Dominguez,
California, 90221, six (6) 55 gallon drum containers of gold dust (powder form) 999.5 pure weighing 76,112 troy ounces with a value of
$27,316,600 based on the gold
    floor price of $358.90 per troy ounce. The market values of gold per troy ounce as of October 31, 1996 and
    October 31, 1995 are $378.00 and $384.30, respectively. At these prices, the gold in storage would carry fair market values of $28,770,336 in 1996 and $29,249,841 in
1995.

3.  DEFERRED MINING EXPLORATION COSTS
    Deferred mining exploration costs were incurred in prior years with the amounts being estimated based on the prevailing costs of mining exploration at that time due to the absence of supporting documentation.
    On April 13, 1996, the Company issued shares of stocks valued at $3,252,669 to pay for its obligation arising
    thereto.

4.  RELATED PARTY TRANSACTIONS
    Grand American Bank Trust owns approximately 71 % of the
Company's
Class "A" common stock as of
    October 31, 1996.

5.  PROVEN GOLD AND SILVER RESERVE:

    The process of estimating mineral reserves is very complex, requiring significant subjective decision in the evaluation of available geological, engineering, and economic data for each reserve. The data for a given reserve may change substantially over time as a result of additional development activity, production under varying economic conditions, etc.


                                            3




Consequently, material revision to the existing reserve estimates may occur in the future. Although, every reasonable effort was made to ensure that the reserve estimates reported represent the most accurate assessment possible, the significance of the subjective decision required, the variances in the available data for various reserves, make these estimates generally less precise than other estimates in connection with financial disclosure. Proven reserves are estimated quantities of gold and silver which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reserves under existing economic and operating conditions.

Stickel and Associates, independent consultants in applied geology, geophysics and engineering, has estimated 7,000,000 troy ounces of gold and 19,000,000 troy ounces of silver. The values of these reserves based on average market prices as of October
31, 1996 and October 31, 1995 are as follows:


                                                 10-15-96
         10-31-95
                                                 (Dollars in
Thousands)

Gold          :    7,000,000 troy ounces
              @ $378.00/troy ounce                    $2,646,000
              @ $384.30/troy ounce
         $2,690,100

Silver        :    19,000,000 troy ounces
              @ $4.85/troy ounce
92,150
              @ $5.34/troy ounce

                     101,460
                                                  $2,738,150
              $2,791,560

6.  STOCKHOLDERS' EQUITY:
    The Company is authorized to issue 50,000,000 shares of no par value Class
"B" shares. The Company gave
    authority to its Board of Directors to issue such Class "B" stock in one or more series, and to fix the number of shares in each series, and all designations, relative rights, preferences and limitations of the stock issued in each series. As of April 13, 1994, the Board of Directors had exercised the authority granted.

7.  CONTINGENCIES:
    The Company is not involved in any legal proceedings which is considered to be ordinary routine litigation incident to its business.

8.  TAXES:
    The Company has not filed a federal income tax return because there are no earnings to report.

9. The Secretary of the State of Colorado Corporation Office approved the following on June 6, 1996;

    a) The name Grand American International Corporation be changed to:
         Continental Wellness Casinos, Inc.

    b) The authorized capital stock, common shares Class "A" of the Company be increased from 100,000,000 shares to 500,000,000 shares with a $0.003 par value per share.




                                            4




10. ACQUISITION OF THE MAXIM HOTEL AND CASINO LAS VEGAS,
NEVADA
    The Company is in the process of concluding the purchase of the Maxim Hotel and Casino Las Vegas,
    Nevada, an 800 room hotel and casino.

11. THE INCREASE OF THE ISSUED AND OUTSTANDING CLASS "A"
COMMON SHARES
    The Company on  December 6, 1995 by Company Resolution
approved the
issuance of 47,958,512 common     "A" shares to pay the mining
exploration cost of
$3,252,669 that was paid by the Grand American Bank
    Trust.

    The Grand American Bank Trust could not accept the shares until a legal opinion is given by the Regulators.

    The Legal Opinion was given on February 15, 1996 and the
47,958,512 class
"A' shares were issued to Grand
    American Bank Trust in April 1996 by American Securities
Transfer, Inc.
Transfer agent. The Company by
           Certificate of Resolution that was approved on March
22, 1996 issued
3,266,960 class "A" restricted common
         shares to Joseph Witzman in payment of the Company's obligation to him of
$180,953.75.

    The outstanding shares in 1996 of 90,028,877 and 38,803,405 in 1995 consist of:


    Balance 1/31/94                         21,803,405
    Issued to Grand American Bank Trust          17,000,000
    Balance 10/31/95                        38,803,405
    Issued to Grand American Bank Trust          47,958,512
    Issued to Joseph Witzman                   3,266,960
    Balance 10/31/96                        90,028,877


12. LOANS PAYABLE -This represents the amount owing to Dolores
M. Kelly,
Successor Trustee of the Kelly
         Family Exemption, UDT dated January 19, 1984, due
January 1, 1997, and
personally guaranteed by Fred
    Cruz, President of Continental Wellness Casinos, Inc.
(Formerly Grand
American International Corporation)

















                                       5








CONTINENTAL WELLNESS CASINOS, INC.
BALANCE SHEETS

JULY 31, 1997   AND 1996

ASSETS

                                            1997
    1996
                                            (Dollars in
Thousands)


Gold in storage                                  $24,930
    $27,317

Deferred mining exploration costs
3,253
         3,253
                                             $28,183
     $30,570

STOCKHOLDERS' EQUITY


Common stock, Class "A" $0.003
par value 500,000,000 authorized
shares, issued and outstanding-
90,028,877 shares in 1997 and
38,803,405 in 1996                                  $      270

      $     116

Common stock, Class "B" no par
value 50,000,000 authorized shares,
issued and outstanding- 3,266,960 shares
in 1997 and 1996                                        33
            33



Capital in excess of par
$27,880
           $30,267



                                                  $28,183

        $30,570






See accompanying Notes to Financial Statements.









CONTINENTAL WELLNESS CASINOS, INC.
NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES :

    Description of Business - The Company is engaged in the mining development industry. Since October 22,
         1974, the Company has owned and operated thirty-nine
(39) mines and one (1)
mill site at Quincy, Plumas
    County, California, and is engaged in the exploration of said mines for the production of precious metal like gold and silver.

    Currency Transactions - There are no assets and liabilities of operations outside the United States which need to be translated into U.S. dollars using current exchange rates.

    Development Costs - The Company will not capitalize property taxes on its mining properties until the mines are ready for operation and development.

2.  GOLD IN STORAGE AT BONDED WAREHOUSE :

    On October 9, 1990, the Company deposited at NDS, United
States Customs
Bonded Warehouse located at
    19801 So. Santa Fe Ave., Rancho Dominguez, California,
90221, six (6)   55
gallon - drum containers of gold
         Dust (powder form) 999.5 pure weighing 76,112 ounces with a value of $
24,930,000 based on the gold floor
         price of $327.55 per troy ounce. The market values of gold per troy ounce as of July 31, 1997 and 1996 are
    $327.55 and $358.90 respectivelly. At these prices, the gold in storage would carry fair market values of
    $24,930,000 in 1997 and $ 27,317,000 in 1996.


3.  DEFERRED MINING EXPLORATION COSTS

    Deferred mining exploration costs were incurred in prior years with the amounts being estimated based on the prevailing costs of mining exploration at that time due to the absence of supporting documentation. On
    April 13, 1994, the Company issued shares of stock valued at $3,252,669 to pay for its obligations arising
    hereto.


4.  RELATED PARTY TRANSACTIONS :

    Grand American Bank Trust owns approximately 71% of the
Company's
Class "A" common stock as of
    July 31, 1996.














5.  PROVEN GOLD AND SILVER RESERVES :

    The process of estimating mineral reserves is very complex, requiring
significant subjective decision in the
    evaluation of available geological, engineering, and
economic data for each
reserve. The data for a given
    reserve may change substantially over time as a result of
additional
development activity, production under
    varying economic conditions, etc. Consequently, material
revision to the
existing reserve estimates may occur   in the future. Although
every reasonable
effort was made to ensure that the reserve estimates reported represent the most accurate assessment possible, the
significance of the
subjective decision required, the      variances in the
available data for various reserves,
make these estimates generally less precise than other
    estimates in connection with financial disclosure. Proven reserves are estimated quantities of gold and silver which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in the future years from known reserves under existing economic and operating conditions.

    Stickel and Associates, independent consultants in applied geology, geophysics and engineering, has estimated
    7,000,000 troy ounces of gold and 19,000,000 troy ounces of silver. The values of these reserves based on average market prices as of January 31, 1997 and 1996 are as follows :


                                            04-30-97
    04-30-96
                                                       (Dollars
in
Thousands)


Gold: 7,000,000 troy ounces @ $ 327.55/troy ounce
$2,292,850
    @ $358.90 / troy ounce
    $2,512,300

Silver: 19,000,000 troy ounces
    @ $4.420 / troy ounce                                83,980

    @ $4.850 / troy ounce
           92,150




                                             $2,376,830

   $2,604,450



6.  STOCKHOLDERS' EQUITY :

    The Company is authorized to issue 50,000,000 shares of no par value Class
"B" shares. The Company
    gave authority to the Board of Directors to issue such Class "B" stock in one or more series, and to fix the number of shares in each series, and all designations, relative rights, preferences and limitations of the stock issued in each series. As of April 13, 1994, the Board of Directors have exercised the authority granted.

7.  CONTINGENCIES :

    The Company is not involved in any legal proceedings which is considered to be ordinary routine litigation incident to its business.

8.  TAXES

    The Company has not filed a federal income tax return because there are no earnings to report.



9.  BUSINESS SEGMENT INFORMATION :

    The Company considers its primary business activity to be comprised of only one segment, the development of mines for the extraction of gold and silver and other precious metals.



Item 11. Material to Be Filed as Exhibits

         [a]  None available as yet.

         [b]  No loan agreement exist.

         [c]  None available because its not applicable.

         [d]  Written opinion enclosed herewith marked Exhibit
"A"

         [e]  Not applicable

         [f] None has been made but if made in the future copies will be supplied by us.


Signature:    After duly inquiry and to the best of my
knowledge and belief, I certify
that the information set forth in this statement is true and correct.


October 15, 1997






                                            (S)     Basil
Costin

                                                      BASIL
COSTIN, Executive Vice President,
                                                      Director
and
Secretary










                                            6




























DONALD E. STUDER, ESQ.
Attorney at Law
3611 Caples Road
West Monroe, Louisiana 71292

Tel. (318) 396-1451    Fax (318) 396-1451






October 10, 1997


Securities and Exchange Commission
Washington D.C.  20549


    Re:  Continental Wellness Casinos, Inc.
         A Colorado Corporation (the "Company")


Dear Sir or Madam :

    We have been asked to render our opinion as to the bidder pertaining the tax consequences of the tender offer. In this regard, we have considered the following :

    1. The tender offer of the bidder is exempted from taxes under the provisions of Internal Revenue
         Services Regulation 368 (a) (1) (B).

    Based upon the foregoing considerations, we are of the opinion that the
Company tender offer for the Common Shares of Stratosphere
Corporation is a
tax free transaction under the provisions of the above Internal
Revenue Services
Regulation.


Very truly yours,





(S)     Donald E. Studer
          DONALD E. STUDER
California State Bar No.  42669



                                       EXHIBIT   "A"




CONTINENTAL WELLNESS CASINOS, INC.
YOU CAN LIVE TO BE
"120"


                                            September 29, 1997

Lyle Berman
Chairman and CEO
Grand Casinos, Inc.
130 Cheshire Lane
Minnetonka, Minnesota 55305

Dear Mr. Berman :

Continental Wellness Casinos, Inc. Herewith reiterates its desire to acquire all of the shares of the Stratosphere Hotel and Casino, Stratosphere Corporation, and
Stratosphere Gaming Corporation owned either individually by you or by Grand
Casinos, Inc., in the aggregate of approximately 50 % of the outstanding common shares, for a purchase price equal to the present market value of such shares.

The purchase price will be paid with gold 999.5% pure, and represented by Gold
Certificates issued by our mining company, with a maturity date of three years from date of issue priced at a rate of $320.00 per troy ounce, bearing interest at a rate of 10 % per annum payable in cash in arrears each year.

Please advise as soon as possible if this offer is acceptable so that it may be concluded at once. This is an opportunity for you and Grand Casinos to realize at least some value from what promises shortly to be a total loss.

We look forward to your favorable response.


                                        Respectfully yours,

                         CONTINENTAL WELLNESS CASINOS, INC.


                                       (S)         FRED    CRUZ


                                               FRED    CRUZ,
M.D.
                                                President and
CEO


cc:   Securities and Exchange Commission
        Washington D.C.  20549

Ps:   My Private Fax Number is: (714) 837-1239




        1820 E. Garry Ave., Suite 109, Santa Ana, Calif.
92705Tel. (714) 477-0370   Fax
 (714) 477-2264   Modem (714) 477-2187

EXHIBIT "B"